UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of November 2026
Commission File Number: 001-42804

Kyivstar Group Ltd.
(Translation of registrant’s name into English)

Unit 517, Level 5
Index Tower
Dubai International Financial Centre (DIFC)
United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
On November 6, 2026, Kyivstar Group Ltd. published its unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2026, which is furnished hereto as Exhibit 99.1. This
Report on Form 6-K and the exhibit hereto is hereby incorporated by reference into Kyivstar Group Ltd's
Registration Statement No. 333-298667.
EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2026	Kyivstar Group Ltd.

	By:	/s/ Taner Kiziltoprak
	Name:	Taner Kiziltoprak
	Title:	Chief Financial Officer